LGX Energy Corp.

6 1/2 N. 2nd Ave., Suite 201

Walla Walla, WA 99362

June 5, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, DC 20549

Re: LGX Energy Corp.

Amendment No. 1 to Offering Statement on Form 1-A

Filed April 20, 2023

File No. 024-12189

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated May 8, 2023 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 1 to its Offering Statement on Form 1-A submitted April 20, 2023 (File No. 024-12189) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Amendment No. 1 to Offering Statement on Form 1-A

Risk Factors

Risks Relating to Our Business and Industry

Our development and exploration projects require substantial capital expenditures ..., page 6

1.	Please expand the discussion relating to your intent and the risks, if any, relating to the sources of funds necessary to finance your future capital expenditures to additionally provide the total dollar amount of the estimated future development capital required to convert the probable undeveloped reserves disclosed as of March 31, 2023. Refer to the requirements in Rule 4-10(a)(26) of Regulation S-X.

Response: In response to the Staff’s comments, the Company has revised its Risk Factors to provide the total dollar amount of the estimated future development capital required to convert the probable undeveloped reserves.

Business

Drilling Activity, page 33

2.	The value you have disclosed for net productive wells appears to be based on applying the net revenue interest percentage, and not the working interest percentage, to the corresponding gross value. Please revise your disclosure, as necessary, to correct the figure for the number of net productive wells drilling during the year ended April 30, 2023. Refer to the guidance for the disclosure of net wells in Item 1205(a)(2) and the definition of a net well or a net acre in Item 1208(c)(2) of Regulation S-K. This comment also applies to the disclosure of the figures for the number of net productive wells presented on page 34 and net acreage amounts on page 36.

Response: In response to the Staff’s comments, the Company has revised its disclosure of net productive wells drilled during the year ended April 30, 2023.

3.	Please expand your disclosure to separately provide information, if material, relating to (i) the number of gross and net productive and dry development and exploratory wells drilled, (ii) the total number of gross and net productive wells, and (iii) the total gross and net developed and undeveloped acres associated with your royalty and/or overriding royalty interests. For the purposes of disclosing net royalty wells and acres in which you do not hold a working interest, consider the net revenue interest as a substitute for the working interest. Refer to Items 1205 and 1208 of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosure to separately provide information, if material, relating to (i) the number of gross and net productive and dry development and exploratory wells drilled, (ii) the total number of gross and net productive wells, and (iii) the total gross and net developed and undeveloped acres associated with your royalty and/or overriding royalty interests.

Natural Gas and Oil Reserves

Reserve Estimates, page 34

4.	We note you disclose estimates of proved reserves as of March 31, 2023. Please expand your disclosure to additionally provide the information required by Items 1202(a)(1) and (a)(2) regarding the net quantities of proved reserves as of your most recent fiscal year end, e.g. as of April 30, 2022.

Response: In response to the Staff’s comments, the Company has revised its disclosure pertaining to the net quantities of proved reserves as of your most recent fiscal year end, e.g. as of April 30, 2022.

5.	Please expand the disclosure relating to your probable reserves and cash flows to include cautionary language clarifying that your estimates have not been adjusted for uncertainty, and therefore may not be comparable and should not be summed with estimates of proved reserves. Please refer to Item 1202(a)(5) of Regulation S-K and to question 105.01 in the Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules.

Response: In response to the Staff’s comments, the Company has revised its disclosure relating to your probable reserves and cash flows to include cautionary language clarifying that your estimates have not been adjusted for uncertainty, and therefore may not be comparable and should not be summed with estimates of proved reserves.

6.	We note the figures for your estimated net present value discounted at 10% (“PV-10”) and the standardized measure are identical; however, your discussion explains that these two measures differ only in that that the standardized measure reflects estimated future income taxes. Please revise your disclosure as necessary to resolve this apparent inconsistency.

Response: In response to the Staff’s comments, the Company has revised its disclosure for PV-10 and the standardized measure.

7.	Please expand the discussion accompanying the presentation of your PV-10 and standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs for your proved and probable properties. Refer to FASB ASC 932-235-50-36.

If the abandonment costs, including such costs related to your probable undeveloped locations, have not been included, please explain to us your rationale for excluding these costs from your calculations.

Response: In response to the Staff’s comments, the Company has revised its disclosure accompanying the presentation of your PV-10 and standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs for your proved and probable properties.

Productive Wells, page 34

8.	We note disclosure on page 34 of seven total gross productive wells. However, the table on page 32 identifies six gross producing wells, one gross not completed well and one gross well shut-in for repairs. Please refer to the definition of a productive well in Item 1208(c)(3) of Regulation S-K and revise your disclosure, if you determine that the shut-in well meets the requirements for disclosure as a productive well.

Response: In response to the Staff’s comments, the Company has revised its disclosure of the total number of gross productive wells.

Volume, Prices and Production Costs, page 34

9.	Please modify the disclosure of your production to provide the net revenue interest share of your sales volumes by final product sold. Refer to Instruction 1 to Item 1204 of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosure of its production to provide the net revenue interest share of its sales volumes by final product sold.

10.	Please expand your disclosure to provide the average production cost, not including ad valorem and severance taxes, per unit of production. Refer to Item 1204(b)(2) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosure to provide the average production cost, not including ad valorem and severance taxes, per unit of production.

Reserve Estimation Process, Controls and Technologies, page 35

11.	We note your discussion indicates the estimates of reserves and net cash flows, including estimates of PV-10 and the standardized measure shown on page 35, were prepared by John V. Miller, the President of Adler Energy L.C. However, the subsequent discussion refers to year-end reserve reports prepared by reserve engineering firms. Please revise your disclosure as necessary to resolve this apparent inconsistency.

If your year-end estimates were prepared by an independent third party engineering firm, unrelated to John V. Miller, please obtain and file a copy of the reserves report and consent of the third party as exhibits to Form 1-A, including such reports relating to estimates of reserves as of dates other than March 31, 2023. Refer to Item 1202(a)(8) of Regulation S-K and Item 17.11 of Part III of Form 1-A.

Response: In response to the Staff’s comments, the Company has revised its disclosure to confirm that the estimates were prepared by John V. Miller, the President of Adler Energy L.C. and not by an independent third-party engineering firm.

Developed and Undeveloped Acreage, page 36

12.	Please revise your disclosure to resolve the apparent inconsistency in the figures relating to the net developed and undeveloped acreage amounts presented on page 36 and the combined total net acreage amount presented on page 32.

Response: In response to the Staff’s comments, the Company has revised its disclosure to resolve the apparent inconsistency in the figures relating to the net developed and undeveloped acreage amounts presented on page 36 and the combined total net acreage amount presented on page 32.

Proved Undeveloped Reserves, page 36

13.	We note disclosure that there were no proved undeveloped reserves at March 31, 2023. However, Item 1203(a) of Regulation S-K requires that you disclose information relating to the total quantities of proved undeveloped reserves as of your most recent fiscal year end, e.g. as of April 30, 2022. If you did have proved undeveloped reserves as of April 30, 2022, please expand your disclosure to include the information required in Items 1203(a), 1203(b) and 1203(c) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosure relating to the total quantities of proved undeveloped reserves as of your most recent fiscal year end, e.g. as of April 30, 2022.

Notes to the Consolidated Financial Statements, page F-6

14.	Please tell us how you considered the requirement to disclose the information, as applicable, in FASB ASC 932-235-50-3 through 50-36 for the fiscal year ended April 30, 2022, to comply with Item 302(b) of Regulation S-K, applicable via Part 1 Item 11(h) of Form S-1 and Parts II(a)(1)(ii) and F/S(c)(1) of Form 1-A.

Response: In response to the Staff’s comments, the Company has revised its disclosure to comply with Item 302(b) of Regulation S-K, applicable via Part 1 Item 11(h) of Form S-1 and Parts II(a)(1)(ii) and F/S(c)(1) of Form 1-A.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (509) 460-2518.

Sincerely,

/s/ Howard Crosby
Howard Crosby
Chief Executive Officer